Filed Pursuant to Rule 433

Registration Statement No. 333-255156

BLACKROCK, INC.

$1,000,000,000 SENIOR UNSECURED NOTE OFFERING

PRICING TERM SHEET

December 1, 2021

$1,000,000,000

2.10% Notes due 2032

Issuer:	BlackRock, Inc. (“BlackRock”)

Expected Ratings*:	Aa3 by Moody’s Investors Service, Inc. AA- by Standard & Poor’s Ratings Services

Trade Date:	December 1, 2021

Settlement Date**:	December 10, 2021 (T+7)

Principal Amount:	$1,000,000,000

Maturity Date:	February 25, 2032

Benchmark Treasury:	1.375% due November 15, 2031

Benchmark Treasury Price and Yield:	99-10+; 1.448%

Spread to Benchmark Treasury:	+75 basis points

Yield to Maturity:	2.198%

Price to Public:	99.110%

All-in-Price to Issuer:	98.660%

Proceeds to Issuer before Expenses:	$986,600,000

Coupon:	2.10%

Interest Payment Dates:	Paid semi-annually on February 25 and August 25, commencing February 25, 2022

Optional Redemption:	Make-whole call at Treasury +15 basis points prior to November 25, 2031; par call at 100% of principal amount on or after November 25, 2031

CUSIP:	09247X AS0

ISIN:	US09247XAS09

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc[1]

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Cabrera Capital Markets LLC

CastleOak Securities, L.P.

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before delivery may be required, because the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the notes prior to two business days before delivery, you should consult your own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC, including the preliminary prospectus supplement dated December 1, 2021, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement, when available, if you request it by calling (i) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; (ii) BofA Securities, Inc. toll-free at 1-800-294-1322; and (iii) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

[1]

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and is not a U.S.-registered broker-dealer. All sales of securities in the U.S. will be made by or through U.S.-registered broker-dealers. ICBC Standard Bank Plc may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell notes constituting part of its allotment solely outside the United States.

2